SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13G/A
                                 Amendment No.2


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Mortons Restaurant Group Inc.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   619429-10-3
                                   -----------
                                 (CUSIP Number)




                                Page 1 of 5 Pages

                                                                  SCHEDULE 13G/A

CUSIP No. 619429-10-3
--------------------------------------------------------------------------------
1)       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Lazard Freres & Co. LLC
--------------------------------------------------------------------------------
2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                         (a)   [ ]
                                                         (b)   [ ]
--------------------------------------------------------------------------------
3)       SEC USE ONLY

--------------------------------------------------------------------------------
4)       CITIZENSHIP OR PLACE OF ORGANIZATION
         New York
--------------------------------------------------------------------------------
                               5)   SOLE VOTING POWER
            NUMBER                  492,500
              OF            ----------------------------------------------------
            SHARES             6)   SHARED VOTING POWER
          BENEFICIALLY              None
           OWNED BY         ----------------------------------------------------
             EACH              7)   SOLE DISPOSITIVE POWER
           REPORTING                492,500
            PERSON          ----------------------------------------------------
             WITH              8)   SHARED DISPOSITIVE POWER
                                    None
--------------------------------------------------------------------------------
9)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         492,500
--------------------------------------------------------------------------------
10)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                              [ ]
--------------------------------------------------------------------------------
11)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         8.76%
--------------------------------------------------------------------------------
12)      TYPE OF REPORTING PERSON
         IA
--------------------------------------------------------------------------------

                                 Schedule 13G/A

Item 1(a).        Name of Issuer:

Mortons Restaurant Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

333 New Hyde Park Road, Suite 210
New Hyde, NY
11042

Item 2(a).        Name of Person Filing:

Lazard Freres & Co. LLC

Item 2(b).        Address of Principal Business Office or, if None, Residence:

30 Rockefeller Plaza
New York, New York  10020

Item 2(c).        Citizenship:

New York Limited Liability Company

Item 2(d).        Title of Class of Securities:

Common Stock

Item 2(e).        CUSIP Number:   619429-10-3

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         [ ]   (a)  Broker or Dealer Registered Under Section 15 of the Act

         [x]   (e)  Investment  Adviser  registered  under  section  203  of the
                    Investment Advisers Act of 1940

Item 4. Ownership.

               (a)  Amount beneficially owned:     492,500

percent of class:   8.76%

               (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote:       492,500

             (ii)  Shared power to vote or to direct the vote:  None

             (iii) Sole power to dispose or to direct the disposition of:
                   492,500

             (iv)  Shared power to dispose or to direct the disposition of:
                   None

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Clients of the Reporting Person have the right to receive dividends and proceeds of sale of the securities reported on this Schedule. To the knowledge of the Reporting Person, no such person has an interest relating to more than five percent of the class of such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not applicable

Item 8. Identification and Classification of Members of the Group.

        Not applicable

Item 9. Notice of Dissolution of Group.

        Not applicable

Item 10. Certification.

        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE


        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:  February 2, 2000


                                                  /s/ Donald E. Klein
                                                  -------------------
                                                  Donald E. Klein
                                                  Sr. Vice President